9800 Fredericksburg Road

San Antonio, Texas 78288

September 27, 2016

Mr. Jay Williamson

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 128 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811‑7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on September 15, 2016, concerning Post-Effective Amendment No. 128 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on July 29, 2016, on behalf of the USAA Treasury Money Market Trust (the Fund), and the Trust’s responses thereto.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.	Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please also provide “Tandy” representations.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

In connection with Post-Effective Amendment No. 128 to the Trust’s Registration Statement on Form N-1A filed for the purpose of making the changes referenced in this letter, among others (the Filing), the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

2.	Comment: In the first sentence of the Fund’s “Principal Investment Strategy,” please insert the word “fully” before the phrase “collateralized by such obligations.”

Response: The Trust has made the requested change.

3.	Comment: Please update the performance information in the summary section to include 2015 and year-to-date performance.

Response: The Trust has made the requested change.

4.

Comment: The Staff notes that the Fund’s name references U.S. Treasuries, but the Fund’s 80% policy is tied to “U.S. government securities,” which includes but is not limited to Treasury securities. Please revise your 80% policy to measure against U.S. Treasuries.

Response: The Fund limits its investments such that at least 80% of its assets are invested in U.S. Treasury securities, which are U.S. government securities. For clarification, the Trust has revised the language of the policy as follows:

The Fund normally invests at least 80% of its assets in U.S. government securities with maturities of 397 days or less, which consist of U.S. Treasury bills, notes, and bonds; repurchase agreements collateralized by such obligations; and other obligations of the U.S. Treasury. This 80% policy may be changed upon at least 60 days’ written notice to shareholders.

5.

Comment: The discussion of “Interest Rate Risk” on pages 8-9 associates the risk with an increase in U.S. interest rates. While this is a possibility, there are other market commenters who suggest interest rates will stay lower for longer. Please revise the risk disclosure to address the risk that low interest rates may cause the Fund’s income to be insufficient to cover some or all of its expenses. Please address the potential impact on the Fund’s yield, including the possibility of low or negative yield.

Response: The Trust has made the requested change. The revised disclosure is provided below.

Interest Rate Risk: Interest rate risk is the possibility that the value of the Fund’s investments will fluctuate because of changes in interest rates, adverse changes in supply and demand for investment securities, or other market factors, and that the level of interest rates may be low or may decrease, which could adversely affect the Fund’s yield and therefore performance.

■	If interest rates increase, the yield of the Fund may increase, which may likely increase the Fund’s total return.
■	If interest rates decrease, the yield of the Fund may decrease, which may decrease the Fund’s total return.

In the years following the financial crisis that began in 2007, the Board of Governors of the Federal Reserve System (the Fed) attempted to stabilize the U.S. economy and support its recovery by keeping the federal funds interest rate at or near zero percent and by purchasing large quantities of U.S. government securities on the open market (referred to as “quantitative easing”). In October 2015, the Fed ended its quantitative easing program. As a result of the Fed’s interest rate policies and quantitative easing program, interest rates are at historically low rates. There is a risk that if interest rates across the U.S. financial system rise significantly or rapidly, the Fund may be subject to greater interest rate risk. The Fed’s policy changes and related market speculation as to the timing of interest rate increases may expose fixed-income markets to heightened volatility and may reduce liquidity for certain Fund investments, causing the value of the Fund’s investments and share price to decline. For example, market developments and other factors, including a general rise in interest rates, have the potential to cause investors to move out of fixed-income securities on a large scale, which may increase redemptions from mutual funds that hold large amounts of fixed-income securities. Such a move, coupled with a reduction in the ability or willingness of dealers and other institutional investors to buy or hold fixed-income securities, may result in decreased liquidity and increased volatility in the fixed-income markets. Heavy redemptions of fixed-income mutual funds and decreased liquidity of fixed-income securities could hurt the Fund’s performance. There is also risk that the Fed could decrease interest rates and/or continue to keep interest rates at historical lows. Periods of extremely low or negative interest rates may adversely affect the Fund’s performance and it is possible that the Fund may be unable to provide a positive yield.  In addition, the Adviser may choose to discontinue the voluntary waiver or reimbursement of Fund expenses at any time, which could also negatively affect the Fund’s yield.

6.

Comment: On page 8, please revise the discussion of “Other Risks” to further distinguish the Fund from a savings account, particularly with respect to the potential loss of principal and lack of FDIC insurance.

Response: The Trust has made the requested change.

7.

Comment: The Staff notes that, as described in the “Fund Management” section on page 9, you have “voluntarily agreed, on a temporary basis, to limit the Fund’s annual expenses and attempt to prevent a negative yield.” The Staff also notes that the reimbursement was greater than the management fee, and that the expense limitation arrangement can be terminated at any time. If the Fund’s adviser intends to terminate the arrangement within a year of effectiveness of the prospectus, please consider including risk disclosure addressing the potential termination and impact it may have on the Fund.

In addition, please explain in your response what disclosure, if any, was or will be included in the Fund’s Form N-CSR regarding the impact of the fee waiver/expense reimbursement. If the waiver prevented a negative yield, that fact may be material disclosure that should be discussed in the Fund’s N-CSR.

In addition, please also confirm that you will continue to separately present 7-day yield without waivers on the Fund’s website for as long as the waiver is in effect.

In addition, please advise whether the Fund’s adviser has recoupment rights in connection with the waiver; and if, so please disclose the terms.

Finally, please confirm your understanding of Item 16(g)(2) of Form N-1A, requiring disclosure of financial support provided to the Fund, and explain in your response whether you believe the waiver arrangement is routine or is a form of support. Please describe the legal and factual basis for your view within your response.

Response: Please see revisions to “Interest Rate Risks” in response to Comment 5 above.

The Fund included the following disclosure in its Form N-CSR under the heading “Expense Limitation:”

“Expense limitation – The Manager has voluntarily agreed, on a temporary basis, to reimburse management, administrative, or other fees to limit the Fund’s expenses and attempt to prevent a negative yield. The Manager can modify or terminate this arrangement at any time without prior notice to shareholders. For the year ended May 31, 2016, the Fund incurred reimbursable expenses of $541,000, of which $9,000 was receivable from the Manager.”

In the future, the Fund also will include disclosure regarding prevention of negative yield in its Form N-CSR, as applicable.

The Trust confirms that it will continue to separately present 7-day yield without waivers on the Fund’s website for as long as the waiver is in effect.

The Fund’s adviser does not reserve the right to recoup any fee amounts waived.

The Trust confirms its understanding that Item 16(g)(2) of Form N-1A requires disclosure of financial support provided to the Fund. SEC Release IC-31166 notes that “financial support” is defined in the same way that it is defined in Form N-CR and incorporated into Instruction 1 to Item 16(g)(2). The definition of “financial support” expressly excludes “routine waiver of fees or reimbursement of Fund expenses.” In response to the financial crisis and consistent with industry practice, the Adviser has voluntary agreed for each year since 2009 to waive and/or reimburse fees and/or expenses (including the management fee) to prevent a negative yield. For these reasons the Trust believes that the waiver arrangement is a routine waiver of fees and is not a form of financial support.

8.

Comment: In the “Payments to Financial Intermediaries” section on page 18, you state that “we and the Fund’s distributor may make payments to intermediaries for various additional services, other expenses and/or the financial intermediaries’ distribution of shares of the Fund.” The Fund does not appear to have a Rule 12b-1 Plan, although the disclosure suggests it may make distribution-related payments. Please revise to clarify that the Fund has not and does not make distribution-related payments, and confirm this in your response.

Response: The Trust respectfully declines to make this change because the disclosure clearly states that such payments may be made by the Fund’s adviser and distributor, and does not reference the Fund.

Statement of Additional Information

Comment: The Staff notes the discussion regarding amortized cost on page 4, including the statement that“[this method] may result in periods during which the value of an instrument, as determined by amortized cost, is higher or lower than the price the Fund would receive upon the sale of the instrument.” Rule 2a-7(b)(1)(i) permits government money market funds to use amortized cost and the penny-rounding method to value securities if the fund’s board of trustees believes that these methods fully reflect the market-based value per share. Please revise the disclosure to more fully discuss paragraph (c)(1)(i) of Rule 2a-7, and to reflect any applicable guidance from the Rule 2a-7 amendments adopting release.

Response: The Trust has made the requested change.  The revised disclosure is provided below.

The Treasury Money Market Trust's securities may be valued at amortized cost, provided that it approximates market value as determined by the Board. This involves valuing a security at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates. While this method provides certainty in valuation, it may result in periods during which the value of an instrument, as determined by amortized cost, is higher or lower than the price the Fund would receive upon the sale of the instrument.

10.Comment: Please clarify that the “Other Directorships Held” column in the “Trustee Qualifications” section reflects directorships held over the past five years.

Response: The Trust respectfully declines to make the requested change. Form N-1A does not require that directorships held over the past five years be listed in the disclosure.

11.Comment: In the “Advisory Agreement” section on page 54, please clarify whether the fees listed in the table are gross or net of waivers. If the gross and net numbers are different, please revise the table to disclose each of the gross fees, waived amounts, and net fees.

Response: The Trust has added the phase as noted below to page 54 to clarify that the fees listed in the table are gross of waivers/reimbursements.

“For the last three fiscal years ended May 31, total management fees (gross of any applicable waivers and/or reimbursements) were as follows*:”

Item 19 (a)(3) of Form N-1A requires disclosure of (i) the total dollar amounts that the Fund paid to the Adviser, (ii) credits (if any) that reduced the advisory fee, and (iii) any expense limitation provision. Accordingly, the Trust discloses the advisory fees paid as well as the amount of fees reimbursed by the Manager (as applicable) and does not believe that additional disclosure is required.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

Daniel Mavico

Assistant Secretary

USAA Mutual Funds Trust